Exhibit 99.1

VEDANTA LIMITED

(Formerly known as Sesa Sterlite Limited/Sesa Goa Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto,

Panaji – 403001, Goa

Phone No. +91-832 2460 600

Fax: +91-832 2460 690

website: www.vedantalimited.com

email id: comp.sect@vedanta.co.in

Dear Members,

NOTICE OF POSTAL BALLOT

(Pursuant to Section 110 of the Companies Act, 2013

read with the Companies (Management and Administration) Rules, 2014)

NOTICE is hereby given pursuant to Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force) to the members of Vedanta Limited (hereinafter referred to as ‘the Company’) to seek their approval by way of Postal Ballot for Shifting the Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai). The proposal is appended in the draft proposed resolution below.

The Board of Directors of the Company at its meeting held on 28 May 2015, has appointed Advocate R. G. Ramani, as Scrutinizer for conducting the Postal Ballot (physical & e-voting) process in accordance with law in a fair and transparent manner.

The business of the Postal Ballot shall, in addition to physical voting, also be transacted through electronic voting system. Accordingly, the Company, in compliance with Clause 35B of the Listing Agreement and the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014, is pleased to provide the members (whether holding shares in physical or dematerialised form) with the facility to exercise their right to vote on the matter set out in the Postal Ballot by electronic means i.e. through e-voting services provided by M/s. Karvy Computershare Private Limited, Registrar and Share Transfer Agent (RTA). The e-voting period commences on Sunday, 07 June 2015 (9.00 a.m.) and ends on Monday, 06 July 2015 (5.30 p.m.). Please read carefully and follow the instructions as printed in this Notice for e-voting.

However, those members, who do not have access to e-voting facility can send their assent or dissent in writing on the Postal Ballot Form attached herewith. It is pertinent to note that the Shareholder(s) can opt for only one mode of voting, i.e. either by e-voting or voting by physical mode. If you are opting for e-voting, then do not vote by physical Postal Ballot also and vice versa. However, in case Shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid. After you vote, the vote cannot be changed subsequently.

Members are requested to carefully read the instructions printed on the Postal Ballot Form and return the form duly completed and signed in the attached self-addressed, business reply envelope, so as to reach the Scrutinizer before the close of working hours (5.30 p.m.) on Monday, 06 July 2015. Please note that any Postal Ballot form(s) received after the said date will be treated as if reply from the member has not been received. Members who have not received Postal Ballot forms may apply to the Company and obtain a duplicate thereof.

The Scrutinizer will submit his report to the Chairman or in his absence, any person authorised by him, after the completion of the scrutiny of the Postal Ballots (physical and e-voting). The results of the voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Tuesday, 07 July 2015 at 11.00 a.m. at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji – 403001, Goa and the Corporate Office of the Company situated at DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India. The results of the Postal Ballot, along with the Scrutinizer’s report, will on such announcement date, be posted on the Company’s website: www.vedantalimited.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com besides communicating to the Stock Exchanges where the Company’s shares are listed. The date of declaration of the results of the Postal Ballot by the Company shall be deemed to be the date of passing of the said resolution.

Members requiring any clarifications on e-voting may contact M/s. Karvy Computershare Private Limited on toll free number 1800 3454001 or by email einward.ris@karvy.com.

Proposed Resolution

ITEM NO.1:

Shifting of Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai)

To consider and if thought fit, to pass the following resolution as a Special Resolution:

“RESOLVED THAT subject to the provisions of Sections 12, 13 and Section 110 and other provisions of Companies Act, 2013,read with relevant rules applicable, if any, (including any statutory modification(s) or re-enactment thereof, for the time being in force), and subject to the approval of Regional Director or the Central Government and such other approvals, permissions and sanctions, as may be required from time to time, consent of the Members of the Company be and is hereby accorded for shifting of Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai) and that Clause II of the Memorandum of Association of the Company be substituted and replaced as under:

“II. The Registered Office of the Company will be situated in the State of Maharashtra.”

RESOLVED FURTHER THAT for the purpose of giving effect to the above resolution, the Board of Directors of the Company (hereinafter referred to as “the Board” which term shall be deemed to include any person(s) authorised and/or Committee which the Board may have constituted or hereinafter constitute to exercise its powers including the powers conferred by this Resolution) or any officer so authorised by the Board, be and is hereby authorised on behalf of the Company to make any modifications, changes, variations, alterations or revisions stipulated by any one of the authorities, statutory or otherwise, while according approval, consent as may be considered necessary and to appoint counsels and advisors, file applications/petitions, issue notices, advertisements, obtain orders for shifting of registered office from the concerned authorities and to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary and with power on behalf of the Company to settle any questions, difficulties or doubts that may arise in this regard without requiring the Board to secure any further consent or approval of the Shareholders of the Company.”

By Order of the Board of Directors
For Vedanta Limited

Place	:	Gurgaon	Rajiv Choubey
Date	:	28 May 2015	Company Secretary & AVP-Legal

Registered office:

Sesa Ghor

20 EDC Complex,Patto, Panaji – 403 001

Goa

NOTES:

1.	An Explanatory Statement pursuant to Section 102 of the Companies Act, 2013 read with Section 110 of the Companies Act, 2013 in respect of proposed special business along with the Postal Ballot Form setting out material facts is appended herein below.

2.	The Postal Ballot Notice has been sent to all the members of the Company whose names appear on the Register of Members / Beneficial owners from National Securities Depository Limited (NSDL) & Central Depository Services (India) Limited (CDSL) as on Friday, 22 May 2015. Only a member who is entitled to vote is entitled to exercise his/her vote through Postal Ballot.

3.	The Postal Ballot Notice also has been placed on Company’s website: www.vedantalimited.com and Karvy Computershare e-voting website i.e. https://evoting.karvy.com and will remain on such website until the last date of receipt of the Postal Ballot from members.

4.	The date of completion of dispatch of Notice will be announced through advertisement in newspapers.

5.	The voting rights of members shall be in proportion to their share of the paid up equity share capital of the Company as on Friday, 22 May 2015.

6.	The postage will be borne and paid by the Company. However envelopes containing Postal Ballots, if sent by courier or by Registered Post at the expense of the Members will also be accepted. It is, however, clarified that members desiring to exercise their vote from outside of India will have to arrange for postage from the country where the ballot papers are dispatched, to the Scrutinizer.

7.	The date of declaration of result of the Postal Ballot shall be deemed to be the date of the general meeting and the date of passing of the proposed resolution.

8.	The Shareholders are requested to exercise their voting rights by using the attached Postal Ballot Form only. No other form or photocopy of the form is permitted. Also attached is a self-addressed, business reply envelope.

9.	Mr. R.G. Ramani has been appointed as the Scrutinizer to scrutinize the e-voting process in a fair and transparent manner.

10.	As per Section 110 of the Act, read with Rule 22 of the Companies (Management and Administration) Rules, 2014, Notice of Postal Ballot may be served on the Members through electronic means. Members who have registered their e-mail IDs with depositories or with the Company are being sent this Notice of Postal Ballot by e-mail and the members who have not registered their e-mail IDs will receive Notice of Postal Ballot along with physical Form through post/courier. Members who have received Postal Ballot Notice by e-mail and who wish to vote through physical Form may indicate their option to receive the physical Form from the Company by clicking on the box provided in the e-mail or alternatively download the Form from the link www.evoting.karvy.com or from the ‘Investors’ section on the Company’s website www.vedantalimited.com.

11.	Voting through electronic means

(i)	In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made there under and Clause 35B of the Listing Agreement, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

(ii)	Members are informed that they can opt for only one mode of voting i.e. either by physical voting on Postal Ballot Form or through e-voting. If the member opts for e-voting then they should not cast their vote through postal ballot form and vice versa. If in case a member casts vote both through Postal Ballot form and e-voting, then the vote cast through e-voting shall be considered valid.

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID

For Members holding shares in Demat Form:-

a)      For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

b)      For CDSL :- 16 digits beneficiary ID

         For Members holding shares in Physical Form:-

•    Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Members can cast their vote online from Sunday, 07 June 2015 @ 9.00 AM to Monday, 06 July 2015 @ 5.30 PM.

iv)	After entering these details appropriately, click on “LOGIN”.

v)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vi)	You need to login again with the new credentials.

vii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

viii)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and had cast your vote earlier for any company, then your existing login id and password are to be used.

ix)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting .Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the Shareholder do not want to cast, select ‘ABSTAIN’.

x)	After selecting the resolution you have decided to vote on, click on “SUBMIT”. A confirmation box will be displayed .If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

xi)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”.

12.	Relevant documents referred in the Notice are open for inspection by the Members at the Registered Office of the Company on all working days between 10.00 am to 5.00 pm up to the last date of receipt of Postal Ballot Forms, i.e., Monday, 06 July, 2015.

APPEAL TO SHAREHOLDERS

The Company would like to appeal and encourage its Shareholders to hold their shares in Dematerialized (Demat) form. Managing your investment in securities is simple and easy in Demat/Electronic form and it has many advantages over managing it in physical form as there is no scope of loss, misplacement, theft or deterioration of securities in Demat mode. The detailed procedure of Dematerialization of Shares is also given on the website of the Company under Investor Relations Section. The Shareholders may also get in touch with M/s Karvy Computershare Private Limited at einward.ris@karvy.com, our Registrar and Share transfer Agent or the Company Secretary at comp.sect@vedanta.co.in. The Company also appeals and requests the Shareholders to opt for Electronic Clearing System (ECS) facility for receiving of Dividends.

STATEMENT OF MATERIAL FACTS PURSUANT TO SECTION 102 OF THE COMPANIES ACT, 2013

Item No. 1

The Registered Office of the Company is presently located in the State of Goa at Sesa Ghor, 20 EDC Complex, Patto, Panaji – 403001, Goa. The Company completed a restructuring exercise i.e., Scheme of Amalgamation & Arrangement in August 2013, vide which the Copper business (Sterlite Industries (India) Limited), Aluminium & Power Business (Vedanta Aluminum Limited, Sterlite Energy Limited & Madras Aluminium Company Limited) were merged with the Company. The Company on consolidated basis, is now a global natural resources major, with a diversified portfolio of commodities (Aluminium, Copper, Zinc, Lead, Silver, Iron-Ore), Power and oil & gas with pan India operations and to countries Australia, South Africa, Namibia and Ireland.

The registered/corporate offices of most leading corporates is located at Mumbai or another prominent metro city. Post the shifting of the Registered Office of the Company from Goa to Mumbai, the Annual General Meeting (AGM) can be held in the city of Mumbai where the Company has a large Shareholder base of more than 3.5 Lacs, majority of which are based out of Mumbai. If the Registered Office of the Company is situated in Mumbai, it will be easier for the Shareholders to attend the AGM of the Company. Also the major analysts and leading stock exchanges are based out of Mumbai. In light of above and other administrative convenience, the Company is considering changing the Registered Office of the Company from the State of Goa to the State of Maharashtra.

If the Shareholders so approve, the Registered Office of the Company may be shifted from Sesa Ghor, 20 EDC Complex, Patto, Panaji-403001, Goa situated under the jurisdiction of the Registrar of Companies, Goa to Solitaire Corporate Park, Business Square, ‘C’ Wing, 2nd Floor, Andheri-Kurla Road, Chakala, Andheri (E), Mumbai-400093, Maharashtra situated under the jurisdiction of the Registrar of Companies, Maharashtra or such other location within the local limits of the city of Mumbai, as the Board may deem fit.

In accordance with the provisions of Sections 12 and 13 of the Companies Act, 2013 pursuant to the shifting of the Registered Office of the Company from one state to another, alteration in Clause II of the Memorandum of Association of the Company is required, which requires the approval of Shareholders in General Meeting by way of Special Resolution. Further, pursuant to the provisions of Section 110 of the Companies Act, 2013 read with Rule 20 and Rule 22 of the Companies (Management and Administration) Rules, 2014, the special resolution of shifting of Registered Office of a listed company from one state to another is required to be passed by way of Postal Ballot.

In light of the above facts, your approval is sought through Postal Ballot for shifting the Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai) and for altering Clause II of the Memorandum of Association of the Company.

The altered copy of the Memorandum of Association of the Company will be available for inspection at the registered office of the Company to any member during any working day between 11:00 a.m. and 1:00 p.m.

The proposed change will in no way be detrimental to the interest of any member of public, employees or any other person in any manner whatsoever.

The Board is of the opinion that the aforesaid Resolution is in the best interest of the Company and hence, recommends the above resolution for your approval as a special resolution.

None of the Directors / Key Managerial Personnel of the Company / their relatives are in any way, concerned or interested, financially or otherwise, in the Special Resolution, except as Shareholders of the Company.

By Order of the Board of Directors
For Vedanta Limited

Place	:	Gurgaon	Rajiv Choubey
Date	:	28 May 2015	Company Secretary & AVP-Legal

VEDANTA LIMITED

(Formerly known as Sesa Sterlite Limited/Sesa Goa Limited)

CIN: L13209GA1965PLC000044

Regd. Office: Sesa Ghor,

20 EDC Complex, Patto,

Panaji, Goa – 403001

Phone No. +91-832 2460 600

Fax: +91-832 2460 690

website: www.vedantalimited.com

email id : comp.sect@vedanta.co.in

POSTAL BALLOT FORM

SR.NO

1.	Name(s) of Member(s)/Beneficial Owner(s) (in block letters) (including joint holders, if any)	:

2.	Registered address of the sole/first named Member(s)/ beneficial owner(s)	:

3.	Registered folio No./DP ID No./Client ID No*. (*Applicable to investors holding shares in dematerialized form)	:

4.	Number of shares held	:

I/We hereby exercise my / our vote in respect of the Resolution(s) to be passed through postal ballot for the business stated in the Notice of Postal Ballot issued by the company dated 28 May 2015 by sending my / our assent / dissent to the said resolution by placing the tick (✓) mark at the appropriate box below: -

Resolution No.	Description	No. of Equity shares	I/We assent to the Resolution (For)	I/We dissent to the Resolution (Against)
1	Special Resolution: Shifting of Registered Office of the Company from the State of Goa to the State of Maharashtra (Mumbai).

Place:
Date:	, 2015	(Signature of the Shareholder)

Following particulars to be used only in case shareholder opts for e-voting

Details of e-voting

EVSN (Electronic Voting Sequence Number)	USER ID	PASSWORD/PIN

NOTE: Please read carefully the instructions printed overleaf before exercising vote.

INSTRUCTIONS

Pursuant to provisions of Section 110 and other applicable provisions, if any, of the Companies Act, 2013, read with Rule 22 of the Companies (Management and Administration) Rules, 2014 (including any statutory modification or re-enactment thereof for the time being in force), assent or dissent of the Shareholders in respect of the Resolutions contained in the Postal Ballot Notice is being sought through postal ballot process.

The shareholder(s) can opt only one mode of voting, i.e. either by e-voting or physical mode. If you are opting for e-voting, then do not vote by physical postal ballot also and vice versa. However, in case shareholders cast their vote by physical ballot and e-voting, then voting done through e-voting will prevail and voting done through physical ballot will be treated as invalid.

Voting in Physical form:

1.	A member/ beneficial owner desiring to exercise vote by postal ballot may complete this Postal Ballot Form and send it to the company in the attached self-addressed business reply envelope. Postage will be borne and paid by the company. However, envelopes containing postal ballots, if sent by courier at the expenses of the registered member/ beneficial owner will also be accepted.

2.	The self-addressed envelope bears the address of the scrutinizer appointed by the Board of Directors of the company.

3.	This form should be completed and signed by the member/ beneficial owner. In case of joint holding, this form should be completed and signed (as per the specimen signature registered with the company) by the first named member/ beneficial owner and in his absence, by the next named member/ beneficial owner. There will be one Postal Ballot Form for every Folio/Client ID irrespective of the number of joint holders.

4.	Please note that Postal Ballot shall not be signed by the proxy.

5.	Assent or dissent to the proposed resolution may be recorded by placing a tick mark (✓) in the appropriate column. The assent or dissent received in any other Form shall not be considered valid.

6.	The voting rights of Shareholders shall be in proportion to their shares of the paid up equity share capital of the Company as on Friday, 22 May 2015.

7.	Incomplete, Unsigned or incorrectly ticked Postal Ballot Form will be rejected.

8.	Duly completed Postal Ballot Form should reach the Company or the scrutinizer not later than the close of working hours on Monday, 06 July 2015. All Postal Ballot Forms received after this date will be strictly treated as if the reply from the member/ beneficial owner has not been received.

9.	The results of the Voting by Postal Ballot will be announced by the Chairman of the Company or in his absence, any person authorized by him, on Wednesday, 08 July 2015, at 11.00 a.m. at the Registered Office of the Company at Sesa Ghor, 20 EDC Complex, Patto, Panaji-403 001, Goa and the Corporate Office of the Company situated at DLF Atria, Jacaranda Marg, DLF City - Phase-2, Gurgaon – 122002, Haryana, India.

10.	In case of shares held by companies, trusts, societies etc. the duly completed Postal Ballot Form should be accompanied by a certified true copy of Board Resolution/Authority, authorizing the signatory to execute and sign the Postal Ballot Form. Further, where the form has been signed by a representative of the President of India or Governor of State, certified copy of the nomination should accompany the Postal Ballot Form.

11.	Members/ beneficial owners are requested not to send any other paper along with the Postal Ballot Form in the enclosed self-addressed envelope as the envelope will be sent to the Scrutinizer and any extraneous paper found in the envelope would be destroyed by the Scrutinizer. Members/ beneficial owners are also requested not to write anything on the Postal Ballot Form except giving their assent or dissent and affixing their signatures.

12.	A member may request for duplicate postal ballot form, if so required. However, the duly filled in and signed duplicate postal ballot form should reach the Scrutinizer not later than the date specified in point no (8) above.

13.	Postal Ballot form received by fax will be rejected as if reply from the shareholder has not been received unless the original postal ballot form is received within prescribed time period.

14.	The Scrutinizer’s decision on the validity of a Postal Ballot will be final.

15.	Incomplete, unsigned, incorrect, defaced, torn, mutilated, overwritten Postal Ballot Forms will be rejected.

16.	There will be one Postal Ballot for every Folio/Client ID.

17.	Members are requested to fill in the postal ballot form in indelible ink and not in any erasable writing mode.

Voting through electronic means

(i)	In compliance with provisions of Section 108 and 110 of the Companies Act, 2013 and Rules made there under and Clause 35B of the Listing Agreement, the Company is pleased to provide members facility to exercise their right to vote by electronic means and the business may be transacted through e-Voting Services provided by M/s Karvy Computershare Private Limited (Karvy).

(ii)	Members are informed that they can opt for only one mode of voting i.e. either by physical voting on postal ballot form or through e-voting. If the member opts for e-voting then they should not cast their vote through postal ballot form and vice versa. If in case a member casts vote both through postal ballot form and e-voting, then the vote cast through e-voting shall be considered valid.

The procedure and instructions for e-voting are as follows:

i)	Open your web browser during the voting period and navigate ‘https://evoting.karvy.com’

ii)	Enter the login credentials (i.e., user-id & password) mentioned on the Postal Ballot Form. Your folio/DP Client ID will be your User-ID.

User – ID

For Members holding shares in Demat Form:-

a)      For NSDL :- 8 Character DP ID followed by 8 Digits Client ID

b)      For CDSL :- 16 digits beneficiary ID

         For Members holding shares in Physical Form:-

•    Event no. followed by Folio Number registered with the company

Password	Your Unique password is printed on the Note/ via email forwarded through the electronic notice

Captcha	Enter the verification code i.e., please enter the alphabets and numbers in the exact way as they are displayed for security reasons.

iii)	Please contact our toll free No. 1-800-34-54-001 for any further clarifications.

iv)	Members can cast their vote online from Sunday, 07 June 2015 @ 9.00 AM to Monday, 07 July 2015 @ 5.30 PM.

v)	After entering these details appropriately, click on “LOGIN”.

vi)	Members holding shares in Demat/Physical form will now reach Password Change menu wherein they are required to mandatorily change their login password in the new password field. The new password has to be minimum eight characters consisting of at least one upper case (A-Z), one lower case (a-z), one numeric value (0-9) and a special character. Kindly note that this password can be used by the Demat holders for voting for resolution of any other Company on which they are eligible to vote, provided that Company opts for e-voting through Karvy Computershare Private Limited e-Voting platform. System will prompt you to change your password and update any contact details like mobile #, email ID etc on 1st login. You may also enter the Secret Question and answer of your choice to retrieve your password in case you forget it. It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential.

vii)	You need to login again with the new credentials.

viii)	On successful login, system will prompt to select the ’Event’ i.e., ‘Company Name’.

ix)	If you are holding shares in Demat form and had logged on to “https://evoting.karvy.com” and had cast your vote earlier for any company, then your existing login id and password are to be used.

x)	On the voting page, you will see Resolution Description and against the same the option ‘FOR/AGAINST/ABSTAIN’ for voting. Enter the number of shares (which represents number of votes) under ‘FOR/AGAINST/ABSTAIN’ or alternatively you may partially enter any number in ‘FOR’ and partially in ‘AGAINST’, but the total number in ‘FOR/AGAINST’ taken together should not exceed your total shareholding. If the shareholder do not want to cast, select ‘ABSTAIN’.

xi)	After selecting the resolution you have decided to vote on, click on “SUBMIT”.A confirmation box will be displayed .If you wish to confirm your vote, click on “OK”, else to change your vote, click on “CANCEL” and accordingly modify your vote.

xii)	Once you ‘CONFIRM’ your vote on the resolution, you will not be allowed to modify your vote.

xiii)	Corporate/Institutional Members (corporate /Fls/Flls/Trust/Mutual Funds/Banks, etc) are required to send scan (PDF format) of the relevant Board resolution to the Scrutinizer through e-mail to scrutinizervedl@gmail.com with copy to evoting@karvy.com. The file scanned image of the Board Resolution should be in the naming format “Corporate Name_ Event no.”